December 28, 2006

Mail Stop 4561

By U.S. Mail and facsimile to 020 7356 2141

Helen A. Weir
Group Finance Director
Lloyds TSB Group plc.
25 Gresham Street
London EC2V 7HN
United Kingdom

Re: Lloyds TSB Group plc
Form 20-F filed June 6, 2006
File No. 001-15246

Dear Ms. Weir:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Business Overview, page 2

Line of Business Information, page 22

1.	We note your presentation of segment results as adjusted for volatility. This appears to represent a non-GAAP financial measure since it differs from the segment disclosures presented in Note 3 of your audited financial statements. Please tell us how you determined that this non-GAAP financial measure is not prohibited by Item 10(e) of Regulation S-K. In your response also address whether this financial measure is required or expressly permitted by the standard setter that is responsible for establishing the GAAP used in your primary financial statements.

2.	In the event this non-GAAP financial measure is not prohibited by Item 10(e) of Regulation S-K, please revise your future filings to:

	•	Include a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP, as required by Item 10(e) of Regulation S-K; and

	•	Revise your discussion of segment operating results beginning on page 22 to provide, with equal or greater prominence, a discussion of material changes in segment results based on amounts presented in your primary financial statements, i.e., the most comparable GAAP measures.

Operating and financial review and prospects, page 13

Results of Operations – 2005 compared with 2004, page 16

Economic Profit, page 21

3.	We note your disclosures related to your use of "Economic Profit", a non-GAAP financial measure, as a measure of performance. Please expand your discussion in future filings to include the following:

	•	Describe the material limitations associated with the use of the Economic Profit non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and

- Discuss the manner in which management compensates for these limitations when using the non-GAAP measure.

  Refer to Answer to Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" issued by the Commission on June 13, 2003.

4. We refer to your statement that *profit before tax* is the comparable GAAP measure used by management. Please revise your future filings to provide a reconciliation of the differences between the Economic Profit and *profit before tax.* Refer to Item 10(e)(1)(B) of Regulation S-K.

5. Please tell us and expand your discussion in future filings to explain how you determined the various components used to calculate the notional charge for the cost of equity. For instance, explain how you determined average shareholders' equity and the cost of equity for each period presented. Also explain which interest rate is used in determining the sustainable long term interest rate.

Volatility, page 28

6. Refer to our comment under the Business Overview section above with respect to the use of *Volatility* as a non-GAAP financial measure. Please tell us and revise this section in future filings to include all the disclosures required by Item 10(e) of Regulation S-K and discuss the following:

- The manner in which the management uses the non-GAAP measure to conduct or evaluate its business;

- The economic substance behind management's decision to use this measure;

- The material limitations associated with the use of the non-GAAP measure as compared to the most directly comparable GAAP financial measure;

- The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

- The substantive reasons why management believes the non-GAAP measure provides useful information to investors.

  Refer to Question 8 and Question 20 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" issued by the Commission on June 13, 2003.

Consolidated Cash Flow Statement, page F-7

7.   We note that you do not present your cash flows from operating activities in the
        Consolidated Cash Flow Statement and instead refer a reader to the notes for this
        disclosure. Please tell us why you determined this information to be of lesser importance
        than your cash flows from investing or financing activities and the accounting literature
        you relied upon to support this presentation.

Note 1, Accounting Policies, page F-8

8.   Please tell us whether you elected the voluntary exemption for employee benefits in
        paragraphs 20 and 20A of IFRS 1 upon your first time adoption of IFRS as adopted by
        the European Union. We note your statement under the "Pensions" section on page 30
        that "…relevant cumulative losses have only arisen since the adoption of IAS 19,
        Employee Benefits, on 1 January 2004", which would appear to indicate that all
        cumulative actuarial gains and losses at the transition to IFRS had been recognized.

Note 2, Critical Accounting Policies, page F-18

9.   We refer to the "Impairment on assets accounted for at amortized cost" section which
        discusses the methodology used to record the impairment provision.   Please tell us and
        in future filings expand your disclosure to describe the basis on which uncollectible loans
        and advances are written off. Refer to paragraphs 43(a) and 49 of IAS 30.

Note 3, Segmental Analysis, page F-20

10.   Please revise your future filings to provide greater detail of the various types of income
        items comprising "Other income" line item in the presented segment operating results, on
        a basis no less detailed than in your consolidated income statement. We note, for
        instance, that "Other income" comprises over 97% of "Total income" for the Insurance
        and Investments segment.

11.   In future filings please revise your discussion of your segment results in the Operating
        and Financial Review and Prospects section correspondingly.

Note 54, Adoption of International Accounting Standards, page F-70

Accounting changes effective from 1 January 2005 which do not affect 2004 comparative –
Derivative financial instruments and hedging, page F-71

12.   We note your disclosure that you have not changed the way you hedge your economic
        exposures but you expect increased volatility arising from the requirement to fair value
        all derivatives as far as possible. Please confirm to us and revise future filings to disclose
        that you have not reflected in your IFRS opening balance sheet any hedging relationships
        that did not meet the conditions for hedge accounting under IAS 39 as provided by
        paragraphs 91 and 101 of IAS 39.

Changes to reconciliation published on 27 May 2005, page F-72

13.   We refer to the second paragraph that states you recognized as an asset the value of in-
        force life assurance contracts and to the resulting increase of 4,363 billion pounds in
        assets in the UK GAAP to IFRS reconciliation of equity on page F-74.   Please tell us and
        disclose in future filings:

    •   The authoritative basis under IFRS 4 that supports your capitalization as an asset of
        the present value of future profits that are expected to accrue from these contracts;

    •   A description of the methodology used to determine the present value of the in-force
        life assurance contracts. Refer to the description in the "Value of in-force life
        assurance business" of Note (1), Life Assurance Business on page 31 of your Form 6-
        K filed on May 27, 2005.

    •   The basis under paragraph 22 of IFRS 4 for changing your accounting policy for in-
        force life assurance contracts to present movements in the value of in-force business
        gross of attributable tax as compared to your prior presentation on a *net of tax basis*.

    •   The methodology used to determine the assumptions that have the greatest effect on
        the measurement of the asset. Refer to paragraph 37(c) of IFRS 4.

    •   The effect of changes in assumptions, such as future profits and the discount rate used
        to measure the asset. Refer to paragraph 37(d) of IFRS 4.

                                    *   *   *

Helen A. Weir
Lloyds TSB Group plc
December 28, 2006
Page 6 of 6

<u>Closing Comments</u>

 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 You may contact Edwin Adames, Senior Staff Accountant, at (202) 551-3447 or me at (202) 551-3423 if you have any questions regarding these comments.

 Sincerely,

 Amit Pande
 Assistant Chief Accountant